News Release
For Release October 18, 2017
9:00 AM

Contact: (803) 951- 2265
Joseph G. Sawyer, EVP & Chief Financial Officer or
Robin D. Brown, EVP & Chief Marketing Officer

First Community Corporation Announces Record Earnings, Third Quarter Results and Cash Dividend

Third Quarter Highlights

•	Record earnings with net income of $1.893 million.
•	Diluted EPS of $.28 per common share.
•	Net loan growth of $15.1 million, an annualized growth rate of 10.9%.
•	Excellent key credit quality metrics with non-performing assets (NPAs) of 0.41% and a year-to-date net loan recovery of $145 thousand.
•	Fifth consecutive quarter of net interest margin expansion.
•	Cornerstone National Bank acquisition approved and pending closing.
•	Merger expenses of $228 thousand.
•	Cash dividend of $0.09 per common share, the 63rd consecutive quarter of cash dividends paid to common shareholders.

Lexington, SC – October 18, 2017 Today, First Community Corporation (Nasdaq: FCCO), the holding company for First Community Bank, reported net income for the third quarter of 2017 of $1.893 million as compared to $1.677 million in the third quarter of 2016, a 12.9% increase. Diluted earnings per common share were $0.28 for the third quarter of 2017 compared to $0.25 in the third quarter of 2016. Year-to-date 2017 net income was $5.313 million, an 8.7% increase over the $4.890 million earned in the first nine months of 2016. Year-to-date diluted earnings per share were $0.78 compared to $0.72 during the same time period in 2016. During the quarter, the company recognized $228 thousand in non-recurring expenses related to the acquisition of Cornerstone National Bank. First Community President and CEO Mike Crapps commented, “We are extremely pleased to report record earnings even as we invest significant resources in the future growth of our company.”

Cash Dividend and Capital

The Board of Directors approved a cash dividend for the third quarter of 2017. The company will pay a $0.09 per share dividend to holders of the company’s common stock. This dividend is payable November 15, 2017 to shareholders of record as of November 1, 2017. Mr. Crapps commented, “Our entire board is pleased that our performance enables the company to continue its cash dividend for the 63rd consecutive quarter.”

Each of the regulatory capital ratios (Leverage, Tier I Risk Based and Total Risk Based) exceed the well capitalized minimum levels currently required by regulatory statute. At September 30, 2017, the company’s regulatory capital ratios (Leverage, Tier I Risk Based and Total Risk Based) were 10.55%, 14.73%, and 15.60%, respectively. This compares to the same ratios as of September 30, 2016, of 10.17%, 15.09%, and 15.93%, respectively. Additionally, the regulatory capital ratios for the company’s wholly owned subsidiary, First Community Bank, were 10.06%, 14.06%, and 14.93% respectively as of September 30, 2017. Further, the company’s ratio of tangible common equity to tangible assets was 8.88% as of September 30, 2016. Also, as of September 30, 2017, the Common Equity Tier One ratio for the company and the bank were 12.49% and 14.06%, respectively.

Asset Quality

The non-performing assets ratio for the third quarter of 2017 was 0.41% of total assets with a nominal level of non-performing assets of $3.749 million. Trouble debt restructurings, that are still accruing interest, were $1.179 million at the end of the third quarter of 2017.

There was a net loan recovery for the quarter of $35 thousand and for the first nine months of 2017 a net recovery of $145 thousand. The ratio of classified loans plus OREO now stands at 7.47% of total bank regulatory risk-based capital as of September 30, 2017.

Balance Sheet
(Numbers in millions)
	Quarter	Quarter	Quarter
	Ended	Ended	Ended	3 Month	3 Month
	9/30/17	6/30/17	12/31/16	$ Variance	% Variance
Assets
Investments	$248.7	$259.1	$272.4	$(10.4)	(4.0%)
Loans	568.5	553.4	546.7	15.1	2.7%

Liabilities
Total Pure Deposits	$630.8	$630.3	$611.9	$0.5	0.1%
Certificates of Deposit	139.3	142.8	154.7	(3.5)	(2.5%)
Total Deposits	$770.1	$773.1	$766.6	$(3.0)	(0.4%)

Customer Cash Management	$17.5	$17.3	$19.5	$0.2	1.2%
FHLB Advances	17.3	18.0	24.0	(0.7)	(3.9%)

Total Funding	$804.9	$808.4	$810.1	$(3.5)	(0.4%)
Cost of Funds	0.34%	0.33%	0.35%		(1 bp )
Cost of Deposits*	0.24%	0.23%	0.24%		1 bps
(*including demand deposits)

Mr. Crapps commented, “Commercial loan production was a real highlight in the quarter at $48.6 million as compared to $34.7 million in the prior quarter. This resulted in growth in the loan portfolio of $15.1 million in the quarter, which is an annualized growth rate of 10.9%. In addition, our deposit franchise remains strong with a low cost of deposits which has remained relatively steady in 2017. ”

Revenue

Net Interest Income/Net Interest Margin

Net interest income was $7.227 million for the third quarter of 2017, an increase of 8.7% year-over-year and 2.5% on a linked quarter basis. Net interest margin, on a taxable equivalent basis, was 3.52% for the third quarter compared to 3.49% in the second quarter of 2017. This is the fifth consecutive quarter of net interest margin expansion, after adjusting the net interest margin for the first quarter of 2017 as previously discussed.

Non-Interest Income

Non-interest income, adjusted for securities gains and losses on the early extinguishment of debt was $2.463 million for the third quarter. Federal Home Loan Bank advances of approximately $5 million were paid down during the quarter with the prepayment expense partially offset by gains on the sale of securities. Revenues in the mortgage line of business were $1.032 million in the third quarter of 2017 up 10.1% year-over-year. The investment advisory line of business revenue for the third quarter was $336 thousand, an increase of 18.7% year-over-year. Deposit fees generated in the commercial and retail banking line of business increased $31 thousand (8.9%) during the quarter. Mr. Crapps commented, “Our strategy of generating revenue streams from multiple lines of business continues to serve us well. We continue to work to leverage each of our lines of business.”

Non-Interest Expense

Non-interest expense decreased by $476 thousand (6.5%) on a linked quarter basis. This is primarily attributable to the previously discussed non-recurring expenses related to the conversion to a new bank operating system in the second quarter and a planned decrease in marketing media expenses in the third quarter. In addition, merger expenses of $228 thousand related to the acquisition of Cornerstone National Bank were recognized during the third quarter.

Other

The company expects to close on the acquisition of Cornerstone National Bank on Friday, October 20, 2017. Upon completion of the acquisition, the company will have more than $1.0 billion in assets, $914 million in deposits and customer cash management accounts and $628 million in loans with 18 full service banking offices in the Midlands and Upstate regions of South Carolina and the Central Savannah River Area region of South Carolina and Georgia.

First Community Corporation stock trades on the NASDAQ Capital Market under the symbol “FCCO” and is the holding company for First Community Bank, a local community bank based in the Midlands of South Carolina. First Community Bank is a full service commercial bank offering deposit and loan products and series, residential mortgage lending and financial planning/investment advisory services for businesses and consumers. First Community serves customers in the Midlands, Aiken, and Greenville, South Carolina markets as well as Augusta, Georgia. For more information, visit www.firstcommunitysc.com.

FORWARD-LOOKING STATEMENTS

This communication includes statements made in respect of the proposed merger involving First Community Corporation (the “Company”) and Cornerstone Bancorp (“Cornerstone”). Certain statements in this news release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans, goals, projections and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors, include, among others, the following: (1) the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; (2) the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; (3) disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; (4) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (5) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the company’s loan portfolio and allowance for loan losses; (6) the rate of delinquencies and amounts of charge-offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in our loan portfolio, which may result in increased credit risk-related losses and expenses; (7) changes in the U.S. legal and regulatory framework; (8) adverse conditions in the stock market, the public debt markets and other capital markets (including changes in interest rate conditions) could have a negative impact on the company; (9) technology and cybersercurity risks, including potential business disruptions, reputational risks, and financial losses, associated with potential attacks on or failures by our computer systems and computer systems of our vendors and other third parties; and (10) risks, uncertainties and other factors disclosed in our most recent Annual Report on Form 10-K filed with the SEC, or in any of our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the SEC since the end of the fiscal year covered by our most recently filed Annual Report on Form 10-K, which are available at the SEC’s Internet site (http://www.sec.gov).

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. We can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that the future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This material is not a solicitation of any vote or approval of Cornerstone’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which the Company and Cornerstone may send to their respective shareholders in connection with the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

In connection with the proposed merger with Cornerstone, the Company filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement/prospectus for the shareholders of Cornerstone. BEFORE MAKING ANY INVESTMENT DECISION, CORNERSTONE INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY. The proxy statement/prospectus, as well as other filings containing information about the Company, are or will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

###

FIRST COMMUNITY CORPORATION

BALANCE SHEET DATA
(Dollars in thousands, except per share data)

	At September 30,		December 31,
	2017	2016	2016
Total Assets	$914,228	$915,251	$914,793
Other short-term investments (1)	15,393	24,944	10,074
Investment Securities	248,672	288,174	272,396
Loans held for sale	6,018	4,250	5,707
Loans	568,488	523,441	546,709
Allowance for Loan Losses	5,656	5,047	5,214
Goodwill	5,078	5,078	5,078
Other Intangibles	878	1,177	1,102
Total Deposits	770,082	765,923	766,622
Securities Sold Under Agreements to Repurchase	17,469	22,232	19,527
Federal Home Loan Bank Advances	17,255	21,022	24,035
Junior Subordinated Debt	14,964	14,964	14,964
Shareholders’ Equity	86,595	84,208	81,861
Book Value Per Common Share	$12.91	$12.56	$12.20
Tangible Book Value Per Common Share	$12.02	$11.63	$11.28
Equity to Assets	9.47%	9.20%	8.95%
Tangible common equity to tangible assets	8.88%	8.58%	8.33%
Loan to Deposit Ratio	73.82%	68.90%	71.31%
Allowance for Loan Losses/Loans	0.99%	0.96%	0.95%

(1) Includes federal funds sold, securities sold under agreements to resell and interest-bearing deposits

Regulatory Ratios:
Leverage Ratio	10.55%	10.19%	10.23%
Tier 1 Capital Ratio	14.73%	15.11%	14.47%
Total Capital Ratio	15.60%	15.95%	15.29%
Common Equity Tier 1	12.49%	12.69%	12.19%
Tier 1 Regulatory Capital	$95,470	$90,505	$91,966
Total Regulatory Capital	$101,126	$95,552	$97,180
Common Equity Tier 1	$80,970	$76,005	$79,473

Average Balances:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Average Total Assets	$911,217	$900,893	$911,042	$882,318
Average Loans	569,461	520,130	561,844	507,326
Average Earning Assets	838,579	829,761	837,010	810,380
Average Deposits	765,399	751,504	764,830	732,253
Average Other Borrowings	52,139	58,254	54,461	61,201
Average Shareholders’ Equity	86,224	84,449	84,725	82,359

Asset Quality:
	September 30,	June 30,	March 31,	December 31,
	2017	2017	2017	2016
Loan Risk Rating by Category (End of Period)
Special Mention	$9,620	$6,743	$6,783	$6,799
Substandard	6,482	6,592	7,113	7,930
Doubtful	—	—	—	—
Pass	552,392	546,675	545,593	537,687
	$568,494	$560,010	$559,489	$552,416

	September 30,	June 30,	March 31,	December 31,
	2017	2017	2017	2016
Nonperforming Assets:
Non-accrual loans	$2,914	$3,030	3,465	$4,049
Other real estate owned	733	838	1,156	1,146
Accruing loans past due 90 days or more	102	—	108	53
Total nonperforming assets	$3,749	$3,868	$4,729	$5,248
Accruing trouble debt restructurings	$1,715	$1,733	$1,762	$1,770

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Loans charged-off	$12	$40	$44	$111
Overdrafts charged-off	40	17	76	46
Loan recoveries	(47)	(33)	(189)	(63)
Overdraft recoveries	(5)	(14)	(13)	(19)
Net Charge-offs (recoveries)	$—	$10	$(82)	$75
Net Charge-offs to Average Loans	0.00%	0.00%	N/A	0.01%

FIRST COMMUNITY CORPORATION
INCOME STATEMENT DATA
(Dollars in thousands, except per share data)
	Three months ended		Three months ended		Three months ended		Nine months ended
	September 30,		June 30,		March 31,		September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Interest Income	$7,921	$7,400	$7,724	$7,459	$7,773	$7,137	$23,416	$21,996
Interest Expense	694	749	675	782	712	800	2,080	2,331
Net Interest Income	7,227	6,651	7,049	6,677	7,061	6,337	21,336	19,665
Provision for Loan Losses	166	179	78	217	116	140	360	536
Net Interest Income After Provision	7,061	6,472	6,971	6,460	6,945	6,197	20,976	19,129
Non-interest Income:
Deposit service charges	379	377	348	340	320	347	1,047	1,064
Mortgage banking income	1,032	937	1,248	913	670	665	2,950	2,515
Investment advisory fees and non-deposit commissions	336	283	314	297	258	291	908	871
Gain on sale of securities	124	478	172	64	54	59	350	601
Gain (loss) on sale of other assets	40	45	68	(84)	20	3	128	(36)
Loss on early extinguishment of debt	(165)	(459)	(223)	—	(58)	—	(446)	(459)
Other	676	726	717	734	714	724	2,108	2,184
Total non-interest income	2,422	2,387	2,644	2,264	1,978	2,089	7,045	6,740
Non-interest Expense:
Salaries and employee benefits	4,122	3,888	4,261	3,833	4,086	3,751	12,469	11,472
Occupancy	532	531	539	511	527	559	1,598	1,601
Equipment	396	442	506	437	446	429	1,348	1,308
Marketing and public relations	96	240	298	195	221	94	615	529
FDIC assessment	78	60	78	138	78	138	234	336
Other real estate expense	19	115	29	21	27	51	75	187
Amortization of intangibles	74	80	74	80	75	83	223	243
Merger expenses	228	—	98	—	—	—	326	—
Other	1,349	1,227	1,487	1,118	1,260	1,237	4,096	3,582
Total non-interest expense	6,894	6,583	7,370	6,333	6,720	6,342	20,984	19,258
Income before taxes	2,589	2,276	2,245	2,391	2,203	1,944	7,037	6,611
Income tax expense	696	599	581	646	447	476	1,724	1,721
Net Income	$1,893	$1,677	$1,664	$1,745	$1,756	$1,468	$5,313	$4,890

Per share data:
Net income, basic	$0.28	$0.26	$0.25	$0.27	$0.27	$0.22	$0.80	$0.74
Net income, diluted	$0.28	$0.25	$0.24	$0.26	$0.26	$0.22	$0.78	$0.72

Average number of shares outstanding - basic	6,666,168	6,572,614	6,634,462	6,553,752	6,687,942	6,572,969	6,666,497	6,584,074
Average number of shares outstanding - diluted	6,807,936	6,762,074	6,803,370	6,732,574	6,813,460	6,751,074	6,807,990	6,775,071
Shares outstanding period end	6,706,408	6,703,317	6,701,642	6,699,030	6,697,130	6,893,042	6,706,408	6,703,317
Return on average assets	0.83%	0.74%	0.73%	0.80%	0.78%	0.68%	0.78%	0.74%
Return on average common equity	8.71%	7.90%	7.87%	8.53%	8.63%	7.35%	8.38%	7.93%
Return on average common tangible equity	9.46%	8.54%	8.48%	9.24%	9.32%	7.99%	9.03%	8.60%
Net Interest Margin (non taxable equivalent)	3.42%	3.19%	3.39%	3.32%	3.42%	3.22%	3.37%	3.24%
Net Interest Margin (taxable equivalent)	3.52%	3.29%	3.49%	3.43%	3.52%	3.33%	3.46%	3.35%
Efficiency Ratio (1)	69.64%	71.28%	73.99%	69.68%	72.56%	73.86%	72.06%	71.56%

(1) Calculated by dividing non-interest expense by net interest income on tax equivalent basis and non interest income, net of securities gains or losses and loss on extinguishment of debt.

FIRST COMMUNITY CORPORATION
Yields on Average Earning Assets and Rates
on Average Interest-Bearing Liabilities

	Three months ended September 30, 2017			Three months ended September 30, 2016
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Earned/Paid	Rate	Balance	Earned/Paid	Rate
Assets
Earning assets
Loans	$569,461	$6,438	4.49%	$520,130	$5,977	4.57%
Securities:	254,401	1,442	2.25%	286,330	1,389	1.93%
Federal funds sold and securities purchased	14,717	41	1.11%	23,301	34	0.58%
Total earning assets	838,579	7,921	3.75%	829,761	7,400	3.55%
Cash and due from banks	10,229			10,927
Premises and equipment	30,684			30,088
Other assets	37,272			35,062
Allowance for loan losses	(5,547)			(4,945)
Total assets	$911,217			$900,893

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$157,329	$58	0.15%	$151,778	$43	0.11%
Money market accounts	168,380	109	0.26%	165,290	105	0.25%
Savings deposits	75,392	21	0.11%	74,986	23	0.12%
Time deposits	1,670,017	271	0.64%	182,716	294	0.64%
Other borrowings	52,139	235	1.79%	58,254	284	1.94%
Total interest-bearing liabilities	620,257	694	0.44%	633,024	749	0.47%
Demand deposits	197,281			176,734
Other liabilities	7,455			6,686
Shareholders’ equity	86,224			84,449
Total liabilities and shareholders’ equity	$911,217			$900,893

Cost of funds, including demand deposits			0.34%			0.37%
Net interest spread			3.31%			3.08%
Net interest income/margin		$7,227	3.42%		$6,651	3.19%
Net interest income/margin FTE basis		$7,436	3.52%		$6,867	3.29%

FIRST COMMUNITY CORPORATION
Yields on Average Earning Assets and Rates
on Average Interest-Bearing Liabilities

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Earned/Paid	Rate	Balance	Earned/Paid	Rate
Assets
Earning assets
Loans	$561,844	$19,003	4.52%	$507,326	$17,582	4.63%
Securities:	261,728	4,319	2.21%	284,241	4,331	2.04%
Federal funds sold and securities purchased under agreements to resell	13,438	94	0.94%	18,813	83	0.59%
Total earning assets	837,010	23,416	3.74%	810,380	21,996	3.63%
Cash and due from banks	11,253			10,735
Premises and equipment	30,512			30,136
Other assets	37,681			35,854
Allowance for loan losses	(5,414)			(4,787)
Total assets	$911,042			$882,318
Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$158,206	143	0.12%	$151,989	132	0.12%
Money market accounts	168,153	320	0.25%	165,240	323	0.26%
Savings deposits	74,123	63	0.11%	67,050	59	0.12%
Time deposits	172,418	815	0.63%	179,454	844	0.63%
Other borrowings	54,461	739	1.81%	61,201	973	2.12%
Total interest-bearing liabilities	627,361	2,080	0.44%	624,934	2,331	0.50%
Demand deposits	191,930			168,520
Other liabilities	7,026			6,505
Shareholders’ equity	84,725			82,359
Total liabilities and shareholders’ equity	$911,042			$882,318

Cost of funds, including demand deposits			0.34%			0.39%
Net interest spread			3.30%			3.13%
Net interest income/margin		$21,336	3.41%		$19,665	3.24%
Net interest income/margin FTE basis		$21,978	3.51%		$20,313	3.35%

The tables below provide a reconciliation of non-GAAP measures to GAAP for the periods indicated:

	September 30,	December 31,	September 30,
Tangible book value per common share	2017	2016	2016
Tangible common equity per common share (non-GAAP)	$12.02	$11.28	$11.63
Effect to adjust for intangible assets	0.89	0.92	0.93
Book value per common share (GAAP)	$12.91	$12.20	$12.56
Tangible common shareholders’ equity to tangible assets
Tangible common equity to tangible assets (non-GAAP)	8.88%	8.33%	8.58%
Effect to adjust for intangible assets	0.59%	0.62%	0.62%
Common equity to assets (GAAP)	9.47%	8.95%	9.20%

Return on average tangible common equity	Three months ended September 30		Three months ended June 30,		Three months ended March 31,		Nine months ended September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Return on average common tangible equity (non-GAAP)	9.46%	8.54%	8.48%	9.25%	9.32%	7.99%	9.03%	8.60%
Effect to adjust for intangible assets	(0.75)%	0.64%	(0.61)%	(0.72)%	(0.69)%	(0.64)%	(0.65)%	(0.67)%
Return on average common equity (GAAP	8.71%	7.87%	7.87%	8.53%	8.63%	7.35%	8.38%	7.93%

Certain financial information presented above is determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures include “tangible book value at period end,” “return on average tangible common equity” and “tangible common shareholders’ equity to tangible assets.” “Tangible book value at period end” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. “Tangible common shareholders’ equity to tangible assets” is defined as total common equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. Our management believes that these non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period-to-period in a meaningful manner. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company’s results as reported under GAAP.